

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Erns Loubser
Chief Financial Officer
Greenbrook TMS Inc.
890 Yonge Street, 7th Floor
Toronto, Ontario, Canada M4W 3P4

> **Re: Greenbrook TMS Inc.**
> **Registration Statement on Form F-3**
> **Filed April 1, 2022**
> **File No. 333-264067**

Dear Mr. Loubser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chris Bornhorst